UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. )*


                           MFN Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  552-72N-104
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                                 (CUSIP Number)


                            Glenn J. Cocchiola, Esq.
                           Cocchiola & Garelick, P.C.
                              1128 Route 31 North
                                Echo Hill Plaza
                               Lebanon, NJ 08833
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 March 22, 1999
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             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 552-72N-104


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1    Name of Reporting Persons

     I.R.S. Identification Nos. of above person (entities only)

     Intermarket Corp.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [x]
     (b)  [_]

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3    SEC Use Only


--------------------------------------------------------------------------------
4    Citizenship or Place of Organization


     NY
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               5    Sole Voting Power

  Number of

   Shares
               6    Shared Voting Power
Beneficially   -----------------------------------------------------------------

  Owned by          934,372
               -----------------------------------------------------------------
    Each       7    Sole Dispositive Power

  Reporting

   Person      -----------------------------------------------------------------
               8    Shared Dispositive Power
    With
                    934,372

--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person


     934,372
--------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) []


--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)


     9.3%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)


     CO
--------------------------------------------------------------------------------

CUSIP No. 522-72N-104


--------------------------------------------------------------------------------
1    Name of Reporting Persons

     I.R.S. Identification Nos. of above person (entities only)

     Fernwood Associates, L.P.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [x]
     (b)  [_]

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Citizenship or Place of Organization


     DE
--------------------------------------------------------------------------------
               5    Sole Voting Power

  Number of

   Shares      -----------------------------------------------------------------
               6    Shared Voting Power
Beneficially

  Owned by          358,914
               -----------------------------------------------------------------
    Each       7    Sole Dispositive Power

  Reporting

   Person      -----------------------------------------------------------------
               8    Shared Dispositive Power
    With
                    358,914

--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person


     358,914
--------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) []


--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)


     3.6%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)


     PN
--------------------------------------------------------------------------------

CUSIP No. 522-72N-104


--------------------------------------------------------------------------------
1    Name of Reporting Persons

     I.R.S. Identification Nos. of above person (entities only)

     Fernwood Restructurings, Limited
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [x]
     (b)  [_]

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Citizenship or Place of Organization


     British Virgin Islands
--------------------------------------------------------------------------------
               5    Sole Voting Power

  Number of

   Shares      -----------------------------------------------------------------
               6    Shared Voting Power
Beneficially

  Owned by          556,440
               -----------------------------------------------------------------
    Each       7    Sole Dispositive Power

  Reporting

   Person      -----------------------------------------------------------------
               8    Shared Dispositive Power
    With
                    556,440

--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person


     556,440
--------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) []


--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)


     5.6%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)


     CO
--------------------------------------------------------------------------------

CUSIP No. 522-72N-104


--------------------------------------------------------------------------------
1    Name of Reporting Persons

     I.R.S. Identification Nos. of above person (entities only)

     Fernwood Foundation Fund, L.P.
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [x]
     (b)  [_]

--------------------------------------------------------------------------------
3    SEC Use Only


--------------------------------------------------------------------------------
4    Citizenship or Place of Organization


     DE
--------------------------------------------------------------------------------
               5    Sole Voting Power

  Number of

   Shares      -----------------------------------------------------------------
               6    Shared Voting Power
Beneficially

  Owned by          19,018
               -----------------------------------------------------------------
    Each       7    Sole Dispositive Power

  Reporting

   Person      -----------------------------------------------------------------
               8    Shared Dispositive Power
    With
                    19,018

--------------------------------------------------------------------------------
9    Aggregate Amount Beneficially Owned by Each Reporting Person


     19,018
--------------------------------------------------------------------------------
10 Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) []


--------------------------------------------------------------------------------
11   Percent of Class Represented by Amount in Row (9)


     .19%
--------------------------------------------------------------------------------
12   Type of Reporting Person (See Instructions)


     PN
--------------------------------------------------------------------------------

Item 1.       Security and Issuer.

          This Statement on Schedule 13D relates to the Common Stock, par value $.01 per share (the "Common Stock"), of MFN Financial Corporation (the "Issuer"). The principal executive offices of the Issuer are located at 100 Field Drive, Suite 340, Lake Forest, Illinois 60045.

--------------------------------------------------------------------------------
Item 2.       Identity and Background.

          This Schedule 13D is filed on behalf of Intermarket Corp. ("Intermarket"), Fernwood Associates, L.P. ("Associates"), Fernwood Restructurings, Limited ("Restructurings"), and Fernwood Foundation Fund (the "Fund"). Intermarket, Associates, Restructurings and the Fund are collectively referred to herein as the "Reporting Persons".


          Intermarket is a New York corporation having its principal place of business at 667 Madison Avenue, New York, New York 10021. Intermarket's principal business is providing investment management services to corporations and acting as a general partner of investment partnerships. Set forth on Attachment A attached hereto is a listing of the directors and executive officers of Intermarket, their address, present position with Intermarket (which is the principal occupation or employment of each of them) and citizenship. The executive officers of Intermarket constitute all of its shareholders and no shareholder has absolute control. No other person directly or indirectly controls Intermarket.

          Associates is a Delaware limited partnership having its principal place of business at 667 Madison Avenue, New York, New York 10021. Its principal business is investment management. Set forth on Attachment A attached hereto is a listing of the general partners of Associates, their address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship. No person other than those listed on Attachment A directly or indirectly controls Associates.

          Restructurings is an open-ended British Virgin Islands Company having its principal place of business at Palm Chambers, P.O. Box 119, Road Town, Tortola, British Virgin Islands. Its principal business is investment management. Set forth on Attachment A attached hereto is a listing of the directors of Restructurings, their address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship. No person other than those listed on Attachment A directly or indirectly controls Restructurings.

          The Fund is a Delaware limited partnership having its principal place of business at 667 Madison Avenue, New York, New York 10021. Its principal business is investment management. Set forth on Attachment A attached hereto is a listing of the general partners of the Fund, their address, principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and citizenship. No person other than those listed on Attachment A directly or indirectly controls the Fund.

          During the last five years, neither the Reporting Persons nor any their partners, executive officers or control persons listed in Attachment A hereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

--------------------------------------------------------------------------------
Item 3.     Source and Amount of Funds or Other Consideration.

          The Common Stock was acquired by the Reporting Persons pursuant to an order of the United States Bankruptcy Court for the Northern District of Illinois Eastern Division, dated March 10, 1999, confirming the Second Amended Plan of Reorganization of Mercury Finance Company ("Mercury") under Chapter 11 of the Bankruptcy Code (the "Plan"). Under the Plan, Mercury's senior lenders, including the Reporting Persons, received new senior secured notes equal to 75% of the face value of their then current outstanding balance after the receipt of Excess Cash (as defined in the Plan) and their pro rata share of 9.5 million shares of the initial equity of the reorganized company, MFN Financial Corporation (the "Issuer").

--------------------------------------------------------------------------------
Item 4.       Purpose of Transaction.

          All of the Shares have been acquired for investment pursuant to the Plan (see Item 3 above). Although none of the Reporting Persons has formulated any definitive plans, the Reporting Persons may from time to time acquire, or dispose of, shares of Common Stock and/or other securities of the Issuer if and when the Reporting Persons deem it appropriate. Any decision of the Reporting Persons either to purchase additional shares of Common Stock or to dispose of any shares of Common Stock may take into account various factors, including general economic conditions, stock market conditions and developments concerning the Issuer. The Reporting Persons may also formulate other purposes, plans or proposals relating to the securities of the Issuer to the extent deemed advisable in light of market conditions and other factors deemed relevant.

          Except as indicated above or elsewhere herein, none of the Reporting Person has any present plans or proposals (although it reserves the right to develop such plans or proposals in the future) which relate to or would result in:

               (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

               (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

               (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

               (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

               (e)  Any  material  change  in  the  present   capitalization  or
                    dividend policy of the Issuer;

               (f) Any other material change in the Issuer's business or corporate structure;

               (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

               (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

               (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

               (j)  Any action similar to any of those enumerated above.

--------------------------------------------------------------------------------
Item 5.        Interest in Securities of the Issuer.

          (a) Intermarket, as a result of the investment management services provided to Associates, Restructurings and the Fund, is the beneficial owner of 934,364 shares of Common Stock, representing approximately 9.3% of the outstanding shares of the Common Stock, based on 10,000,000 shares of Common Stock outstanding as of the date of the event which requires filing of this Schedule 13D. Such amount includes 358,914 shares of Common Stock, representing 3.6% of the outstanding shares of the Common Stock, beneficially owned by Associates; 556,440 shares of Common Stock, representing 5.6% of the outstanding shares of the Common Stock, beneficially owned by Restructurings; and 19,018 shares of Common Stock, representing .19% of the outstanding shares of the Common Stock, beneficially owned by the Fund.

          (b) The Reporting Persons have shared power to vote and direct the vote of the shares set forth in paragraph (a) above. The Reporting Persons have shared power to dispose and direct the disposition of the shares set forth in paragraph (a) above.

          (c) Except as described herein, no transactions in the Common Stock were effected by any of the Reporting Persons in the sixty day period preceding the date of this filing.

          (d) The Reporting Persons have the sole right to receive and the sole power to direct the receipt of dividends from, or the proceeds from the sale of, the shares set forth in paragraph (a) above.

          (e)  Not applicable.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
        Securities of the Issuer.

        None.

--------------------------------------------------------------------------------
Item 7. Material to be Filed as Exhibits.

        None.

                                   SIGNATURES


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                    July 22, 1999
                                          --------------------------------------
                                                        (Date)


                                          INTERMARKET CORP.



                                          By:     /s/ Ian R. MacKenzie
                                             -----------------------------------
                                                     (Signature)


                                              Ian R. MacKenzie, Vice President
                                          --------------------------------------
                                                      (Name/Title)


                                          FERNWOOD ASSOCIATES, L.P.



                                          By:     /s/ Ian R. MacKenzie
                                              ----------------------------------
                                                     (Signature)


                                             Ian R. MacKenzie, General Partner
                                          --------------------------------------
                                                      (Name/Title)



                                          FERNWOOD RESTRUCTURINGS, LIMITED



                                          By:     /s/ Ian R. MacKenzie
                                             -----------------------------------
                                                      (Signature)


                                                  Ian R. MacKenzie, Director
                                          --------------------------------------
                                                      (Name/Title)



                                          FERNWOOD FOUNDATION FUND, L.P.



                                          By:     /s/ Ian R. MacKenzie
                                             -----------------------------------
                                                      (Signature)


                                             Ian R. MacKenzie, General Partne
                                          --------------------------------------
                                                      (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).